Mail Stop 3561						August 19, 2005

Kenneth P. Laurent c/o
Savoy Financial Group
6767W. Tropicana Ave., Suite 207
Las Vegas, NV  89103

Re:	New Design Cabinets, Inc.
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed August 11, 2005
      File No. 333-124060

Dear Mr. Laurent:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Management`s Discussion and Plan of Operations, page 15
1. Please refer to comment 3 in our letter dated August 1, 2005, which generally asked you to disclose a specific business plan for the next twelve months commensurate with a development stage company.
To eliminate any suggestion that you are a blank check company - given your lack of any products, assets, and revenues - please disclose that you will not engage in a reverse acquisition with an operating company for the next twelve months.
      ***

      You may contact Andrew Blume, Staff Accountant, at (202)
551-
3254 or George Ohsiek, Senior Staff Accountant, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3725 with any other questions.

								Sincerely,



      Christopher Owings
      Assistant Director

cc:	Wendy E. Miller, Esq.
	Fax:  749-625-8885
??

??

??

??

Kenneth P. Laurent
New Design Cabinets, Inc.
August 19, 2005
Page 1